18


                                  SCHEDULE 14A
                                 (RULE 14A-101)

                            SCHEDULE 14A INFORMATION

                    PROXY STATEMENT PURSUANT TO SECTION 14(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Filed by the Registrant [ ]

                 Filed by a Party other than the Registrant [x]

                           Check the appropriate box:
                              [x] Preliminary Proxy
                                   Statement [ ] Confidential, for Use of the
                                   Commission Only (as permitted by
                               Rule 14a-6(e) (2))
                         [ ] Definitive Proxy Statement
                       [ ] Definitive Additional Materials
                    [ ] Soliciting Material Under Rule 14a-12

                           Goldtech Mining Corporation
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          Goldtech Mining Corporation Shareholders Protective Committee
               (NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER
                              THAN THE REGISTRANT)

Payment of Filing Fee (Check the appropriate box):
[x] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i) (1) and 0-11.
(1) Title of each class of securities to which transaction applies: (2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): (4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:

[ ] Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.: (3) Filing Party: (4) Date
Filed:

                                    NOTICE OF
                       SPECIAL MEETING OF SHAREHOLDERS OF
                           GOLDTECH MINING CORPORATION

                       TO BE HELD AT 10:00 A.M. ON , 2005

                                     AT THE
                                  BELLEVUE INN
                                11211 MAIN STREET
                              BELLEVUE, WASHINGTON


                                 PROXY STATEMENT
                                       OF
          GOLDTECH MINING CORPORATION SHAREHOLDERS PROTECTIVE COMMITTEE
                     IN OPPOSITION TO THE BOARD OF DIRECTORS
                         OF GOLDTECH MINING CORPORATION




This Proxy Statement, dated _____________, 2005 ("Proxy Statement"), and the accompanying proxy card are being furnished in connection with the solicitation of proxies by the Goldtech Mining Corporation Shareholders Protective Committee (the "Shareholders Committee") to be voted at the special meeting of Goldtech Mining Corporation (the "Company") to be held at 10:00 a.m. (local time) on , 2005, and at any adjournments thereof (the "Special Meeting").

At the Special Meeting, a vote will be held on the following proposals:


1. To remove two of the three current members of the Company's Board of Directors.


2. To elect five new directors to serve as members of the Board of Directors until the next annual meeting of shareholders or until the election and qualification of each of their successors.

The Shareholders Committee has nominated the following five individuals for election as members of the Board of Directors (each individually a "Shareholders Committee Nominee," and collectively, the "Shareholders Committee Nominees"):

(1) KEITH ROBERTSON

(2) MICHAEL MAGRUDER

(3) JAMES STEWART

(4) SUE PEARCE

(5) JOSEPH VIZZARD

The Bylaws of the Company provide that the number of directors who shall constitute the Board shall be not less than 1 or more than 10, as the Board or majority of shareholders may determine. Tolan Furusho, currently an incumbent director, will remain a director; therefore, no proposal is being made for his nomination.

The Bylaws of the Company also provides that "Special meetings of the Stockholders of the Company my also be called by the holders of at least 30% of all shares entitled to vote at the proposed special meeting." The members of the Shareholders Committee hold over 34% of the outstanding shares of the Company and therefore are entitled to call the Special Meeting. Article 3.3 of the Bylaws provides that "The Stockholders shall hold all meetings at such places, within or without the State of Nevada, as the Board or a committee of the Board shall specify in the notice or waiver of notice for such meetings."

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


Pursuant to this Proxy Statement, we are soliciting your proxy in support of the removal of Tracy Kroeker and Ralph Jordan as directors of the Company and the election of the Shareholders Committee Nominees as directors of the Company.

The record date to determine the date on which holders of shares of common stock of the Company are entitled to notice of and to vote at the Special Meeting and any adjournment thereof shall either be set by the Company's Board or Directors or at the close of business on the day next preceding the day on which notice of a meeting to stockholders is given.

The Proxy Statement and proxy card are first being mailed to the shareholders of the Company on or about __________, 2005.


                                  I. BACKGROUND


Members of the Shareholders Committee are soliciting proxies for the removal of Tracy Kroeker and Ralph Jordan as members of the Company's Board of Directors for, among other things, the following reasons.


The closing price of shares of common stock of the Company on the Over-the-Counter Bulletin Board ("OTCBB"), despite the Company acquiring the rights to develop three significant mining properties including property from Solid Resources Inc. a publicly traded Canadian company, ("Solid Resources") has steadily declined from $2.00 per share on March 4, 2004 to a closing price of $0.11 per share on September 20, 2004.

In March 2004, the Company formed a wholly owned Canadian subsidiary in the Province of British Columbia, Canada for the solicitation of tax credit funds to further finance the development of the Mets II Property and the Silver Cup Property in British Columbia. The plan was to raise a minimum of $2,000,000 and a maximum of $5,000,000 through tax credit funds generated by an accomplished contracted group, Cornish Group of Companies ("Cornish"), of Victoria, British Columbia. Cornish is believed by the Shareholders Committee to have successfully generated millions of dollars in funds for oil and gas, mining and real estate financings. Additionally, Cornish assisted the Company in forming its wholly owned subsidiary, Goldtech Mining Corporation of Canada, a British Columbia corporation ("Goldtech Canada"). Tracy Kroeker, President of the Company stopped all of the development of the tax credit financings. The British Columbia properties were never investigated by Kroeker or any of the current board with the exception of Tolan Furusho, as to worth or mining feasibility even though approximately $2,000,000 Canadian dollars had previously been spent on the Mets II area property and the Silver Cup Properties which consists of 85 separate mineral claims on 4400 acres. The Shareholders Committee's Nominees will reinstate these tax credit financing programs if elected, however Cornish has informed the Committee that they are no longer interested in advising Goldtech with respect to tax credit financing.

A proposed tax credit funding would be, generally, where citizens of Canada, and in this case, residents of British Columbia, invest funds in the Company's subsidiary, Goldtech Canada. Such funds would be directed to the exploration and development of properties located only in British Columbia. Canadian federal and provincial legislation permits the investors to have a tax credit, which is then applied to the investor's net taxable income as a credit against payment of income tax. This type of financing is beneficial to companies that have rights to develop mineral resources, like Goldtech Canada, because, unlike non-mineral resources companies, securities sold by such mineral-resource companies carry the described-tax benefit for purchasers of such securities whereas securities sold by entities that do not carry such tax benefits may not be as attractive as an investment since they would not carry the tax advantage that are attached to securities with the tax credits. As such, companies that sell securities that carry the tax advantage may be at a competitive advantage to raise funds for their mineral resource business when compared to entities that cannot sell such securities under Canada and British Columbia legislation.


The Shareholders Committee is not aware of any person who has expressed an interest in purchasing securities that carry the benefit of the tax credits described above. Should the tax credit financing proposal be reinstated and available to investors in the Company, however, certain persons who are members of the Shareholders Committee, because they are citizens of Canada and residents of British Columbia, could elect to avail themselves of the tax credits, whereas shareholders residents in other jurisdictions could not. Therefore, the possibility of the availability of tax credits in the future are an interest of certain of the participants in the solicitation proxies pursuant to this Proxy Statement.


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

Since March 2004, the current Board of Directors has issued a number of shares of common stock registered on Securities and Exchange Commission ("SEC") Form S-8 to persons in exchange for services to the Company. The total number shares of common stock approved for issuance by the Board of Directors on Form S-8 since March 2004 totals 1,325,000, or approximately 9.5% of the outstanding shares of common stock of the Company. The Shareholders Committee does not believe that the value of the consideration received from the persons purportedly performing consulting services on behalf of the Company merited a 9.5% dilution in the percentage ownership of the issued and outstanding shares of common stock of the Company. The foregoing information in based on information provided by Tolan Furusho, a current director of Goldtech, based on his participation in Goldtech matters in the course of performing his duties as a director of Goldtech and share transfer information provided to Goldtech by Goldtech's transfer agent. Mr. Furusho has verified certain of such factual allegations, among others, in a Verified Stockholders' Derivative Complaint filed in the United States District Court for the Western District of Washington.


Persons to whom Goldtech delivered shares of common stock registered on Form S-8 are Richard Smith ("Simth")(500,000 shares), Nicholas Markovino ("Markovino") (500,000 shares), Daniel Prins ("Prins")(150,000 shares), and Nick Fast ("Fast")(25,000 shares). The Shareholders Committee (i) does not believe that Smith performed any services, (ii) believes that Markovino performed services but subsequently transferred (to Markovino's objections that he was being coerced by Kroeker) 423,500 shares of common stock to Tracy Kroeker, a director, president and Chief Executive Officer of the Company, and/or Serge Bourgoin as payment for a Canadian $265,000 loan from Kroeker to Markovino, (iii) believes that Prins did not perform any services and are holding such shares for Ralph Jordan, who is a current director of the Company, and for Nancy Egan and Jack Laskin, former directors of the Company, and (iv) believes that Fast did not perform services, but that Fast returned all 25,000 shares to the Company for cancellation. The foregoing information in based on information provided by Tolan Furusho, a current director of Goldtech, based on his participation in Goldtech matters in the course of performing his duties as a director of Goldtech and share transfer information provided to Goldtech by Goldtech's transfer agent. Mr. Furusho has verified certain of such factual allegations, among others, in a Verified Stockholders' Derivative Complaint filed in the United States District Court for the Western District of Washington.


The Shareholders Committee understands that on October 14, 2004, James Stewart, Sue Pierce, Joseph Vizzard, Wilie Jones, Tolan Furusho and Keith Robertson, stockholders of the Company who are also members of the Shareholders Committee, acting on their own volition (separate from the Shareholders Committee), have filed a Verified Stockholders' Complaint in the United States District Court for the Western District of Washington at Seattle for damages in connection for among other things, the aforementioned issuances under Form S-8.


The Shareholders Committee believes that activity in buying and selling of shares of common stock of the Company was affected as a result of the Over-the-Counter Bulletin Board (the "OTCBB") placing an "E" on the Company's trading symbol in May 2004 for failure of Goldtech to timely file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004. The OTCBB states, in relevant part, under the frequently asked questions section of its website (www.otcbb.com), that:


         The fifth character "E" on an OTCBB trading symbol indicates that NASDAQ does not have information which demonstrates that the issuer of the security is compliant with the filing requirements of Rule 6530 [which requires, among other things, timely filing of Annual Reports on SEC Form 10-K and 10-KSB and Quarterly Reports on Form 10-Q and 10-QSB], either because the issuer is delinquent in the required filings, has filed an incomplete filing, or, for non-EDGAR filers, because NASDAQ has not been provided a copy of the most recent filing.

         The purpose of appending an "E" to the security symbol is to alert all interested parties that the security will be removed from the OTCBB unless evidence of compliance is provided prior to the end of the applicable grace period (30 days for EDGAR filers, 60 days for non-EDGAR filers). Anyone possessing evidence of compliance with Rule 6530 may provide that information by contacting the OTCBB Issuer Filings Department.

The Shareholders Committee believes that the Company's untimely filing its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004 further caused the decline in the market value to the common stock of the

Company and that the Form 10-QSB should have been timely filed. This assertion is not based on empirical data but on a factually unsupported belief that when the securities of an issuer are threatened with being removed from the sole market on which such securities are purchased and sold in secondary transactions, the value of the stock will generally be less than if it is not threatened from being removed from such market. The Shareholders Committee believes that in May 2004, certain directors of the Company engaged in a transaction, not approved by the entire Board of Directors, to offer and sell 200,000 shares of common stock of the Company to a natural person resident in state of New York, at a purchase price equal to approximately 20% less than the market price for the common stock of the Company. The Shareholders Committee believes that the purchaser of such shares only paid $50,000, resulting in a purchase price equal to approximately 75% less than the market price for common stock of the Company. The foregoing information in based on information provided by Tolan Furusho, a current director of the Company, based on his participation in matters of the Company in the course of performing his duties as a director of the Company and share transfer information provided to the Company by the Company's transfer agent.

The Shareholders Committee believes that in June 2004, certain directors of the Company engaged in a transaction to offer and sell 200,000 shares of common restricted stock of the Company to an affiliate of the natural person mentioned in the preceding paragraph in exchange for public relations services to the Company. The Shareholder Committee believes that such purchaser does not intend to provide bona fide services of the Company and that such services are not in the best interests of the Company and that those shares should be surrendered to the Company. The foregoing information in based on information provided by Tolan Furusho, a current director of the Company, based on his participation in matters of the Company in the course of performing his duties as a director of the Company and share transfer information provided to the Company by the Company's transfer agent.


The Shareholders Committee believes that the Company is unnecessarily in danger of losing certain rights to develop minerals in Spain pursuant to an agreement by and between the Company and Solid Resources, Inc., and that such development rights are one of the most valuable assets of the Company. The Shareholders Committee believes that the Board of Directors has not devoted the efforts necessary for the Company to adequately safeguard its assets pursuant to the Company's agreement with Solid Resources and/or to protect the current Company shareholders. Even though the Company has the right to develop valuable minerals, it has done virtually nothing to do so because the Company has never reported any such activities in its filings with the SEC or through any press release.

In August and September 2004, activity in buying and selling of shares of common stock was affected as a result of an "E" being placed on the Company's symbol, "GMNC", notifying the investing public that the Company failed to timely file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004. The Shareholders Committee believes such untimely filing further caused the decline in the market value to the common stock of the Company and that the Form 10-QSB should have been timely filed. This assertion is not based on empirical data but on a factually unsupported belief that when the securities of an issuer are threatened with being removed from the sole market on which such securities are purchased and sold in secondary transactions, the value of the stock will generally be less than if it is not threatened from being removed from such market.

In September 2004, certain stockholders of the Company, as stated on Exhibit A to this proxy statement, met to consider the situation with the Company. They consented to Keith Robertson, a stockholder of the Company, forming a group now called the Goldtech Mining Corporation Shareholders Protective Committee. The Shareholders Committee publicly announced its formation on September 21, 2004.


On September 16, 2004 and as amended on September 23, 2004, the members of the Shareholders Committee delivered to the Company a request that the Company call a special meeting of its shareholders to remove four of the then five current members of its Board of Directors (except Tolan Furusho) and elect the following individuals to the Board of Directors: Keith Robertson, Michael Magruder, James Stewart, Sue Pearce and Joseph Vizzard.


On September 21, 2004, the Company reported in a Form 8-K, which stated in its entirety that "On September 20, 2004, the Board of Directors, by a unanimous vote ratified its resolution of September 7, 2004 to unwind the acquisition of certain assets of Goldtech Mining Corporation (a Washington

Company) and to seek the return of the 11,110,000 shares issued for the cquisition of such assets. On September 20, 2004 the Board also noted that Mr.
 Tolan Furusho is no longer a director as he had been added to the Board of Directors for the special purpose of overseeing development of the properties acquired from Goldtech Mining Corporation (the Washington Corporation)."

The Shareholders Committee believes that the Company has no basis upon which to "unwind" (presumably meaning seeking to return assets to the seller and seeking the return of consideration paid for such assets) the acquisition of certain assets purchased from Goldtech Mining Corporation, a Washington corporation ("Goldtech Washington"). The Company has not made any statement with respect to the definition of "unwind." The Shareholders Committee believes that adequate consideration was given by Goldtech Washington. To "unwind" the acquisition would require the consent of all parties to the transaction because title to the assets that the Company purchased from Goldtech Washington has been transferred to the Company and the Company has issued securities of the Company as consideration for such purchase. Once a sale of securities has been made and consideration for such securities has been paid, a holder of such securities holds title to such securities. It is a fundamental right of an owner of property that he or she has sole authority to transfer right, title and interest to such property. Therefore, the Company cannot re-purchase the securities it has already sold as consideration for the purchase of the assets of Goldtech Washington without the consent of such holder of securities because the Company would not have ownership rights in such securities. Alternatively, the Company could enter into a securities purchase agreement with each individual holder of shares of common stock who received such securities as consideration for the Goldtech Washington assets, provided that each such holder of common stock would agree to sell his, her or its shares.

No such consent has been given by the shareholders of Goldtech Washington, some of whom are members of the Shareholders Committee. The Shareholders Committee believes that the assets transferred to the Company in the transaction are valuable assets of the Company and the transaction was in the best interests of the Company.



The Shareholders Committee has been advised by counsel that Tolan Furusho can be removed as a director only by an affirmative vote of not less than two-thirds of the voting securities of the Company, which vote has not occurred. Additionally, the Company has not complied with the regulations of the Securities and Exchange Commission regarding the disclosure requirements and the proper procedure for making such disclosure requirements in Form 8-K, when disclosing the removal of a director. Nothing in the Nevada Revised Statutes ("NRS") confers power on a board of directors to remove one its fellow members and nothing in the NRS allows directors to confer such power on themselves by bylaw. The stockholders of Goldtech never voted to remove Mr. Furusho, and Goldtech never filed a proxy statement on Schedule 14A soliciting proxies to remove Mr. Furusho or an information statement on Schedule 14C notifying stockholders of action taken by certain stockholders to remove Mr. Furusho as a director. Therefore, the Special Committee believes that, based upon advice of counsel, Mr. Furusho remains a director of the Company, and the attempt by the Board of Directors to "unwind" the acquisition of certain assets of Goldtech Washington is invalid and without effect because Mr. Furusho, as a director of the Company, neither consented to such action nor received notice of any meeting of the board of directors for such proposed action.

As of the date of this filing, the Company has posted negative earnings for 8 consecutive quarters and now has an accumulated deficit of over $7,007,852 million. The Shareholders Committee believes that the Company's record of negative earnings and its accumulated deficit is unnecessary and unacceptable. The Shareholders Committee has obtained this information from the financial statements of Goldtech, as filed with the SEC, and believes in the principle that profits are better than deficits and deficit spending on the basis that an investor makes an investment to gain a pecuniary return on an investment and that issuers who have surpluses are economically healthier than those that do not. Additionally, based on disclosures made by Goldtech in its filings with the SEC, it would appear that Goldtech has the right to develop valuable minerals and has done virtually nothing to do so because Goldtech has never reported any such activities in its filings with the SEC or through any press release.

The foregoing are events led certain members of the Shareholders Committee, initially Keith Robertson, a member of the Shareholders Committee, to contact Tolan Furusho, a director of the Company, and several other stockholders of the Company, who initially formed the Shareholders Committee on or about September 16, 2004. Subsequently, the Shareholders Committee began contacting other stockholders of Goldtech to seek their consent to be part of a group for the purpose of calling a special meeting of the stockholders pursuant to the Bylaws of the Company.

                            II. REMOVAL OF DIRECTORS


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


The Shareholder Committee has called the Special Meeting to present a proposal to remove Tracy Kroeker and Ralph Jordan as members of the Company's Board of Directors. Tolan Fursho, also currently a member of the Board of Directors and member of the Shareholders Committee, shall serve his remaining term as a director.

Under Nevada law and the Bylaws of the Company, the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote at the special meeting is required to adopt this proposal. No showing of cause is required. Thus, if you abstain, if there is a "broker non-vote" with regard to your shares (that is, if your shares are held of record by your broker without discretionary authority and you do not give him voting direction), or if your shares are not present to vote at the Special Meeting (either in person or by proxy), it will have the same effect as a vote against the proposal to remove two of three of the Company's current directors. Abstentions are the equivalent of a vote against the removal of the current members of the Company's board of directors because the removal requires the affirmative vote of two-thirds of all the shares, not just those voting at the meeting.

WE STRONGLY RECOMMEND THAT YOU VOTE FOR OUR PROPOSAL TO REMOVE TRACY KROEKER AND RALPH JORDAN AS MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS.


                           III. ELECTION OF DIRECTORS

The Company's Bylaws provide for a Board of Directors of between one and ten individuals as determined by the Board or a majority of shareholders. At the Special Meeting, the shareholders will also vote on a proposal to elect five new directors to serve on the Board until the next annual meeting of shareholders or until the election and qualification of each of their successors.

Under the Company's Bylaws and Nevada law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) is required to elect the Shareholder Committee Nominees. Broker non-votes with respect to the election of directors will not affect the outcome of the vote on such matter unless they result in the nominees with the greatest numbers of votes not also receiving a majority of the required quorum. Abstentions are not treated as votes cast for or against the election of directors, but they are treated as represented at the meeting and part of the quorum with respect to such matter and therefore have the same legal effect as a vote against such matter.

WE STRONGLY RECOMMEND A VOTE FOR THE SHAREHOLDER COMMITTEE NOMINEES, KEITH ROBERTSON, MICHAEL MAGRUDER, JAMES STEWART, SUE PIERCE AND JOSEPH VIZZARD

GENERAL


The Company's Board of Directors is currently composed of three directors. The bylaws of the Company provide for not less than 1 nor more than 10 directors as the Board or majority of shareholders may be determine by resolution from time to time. Each director is elected to hold office until the Company's next annual meeting or until the election and qualification of each of their successors.


The Shareholders Committee Nominees - Keith Robertson, Michael Magruder, James Stewart, Sue Pierce and Joseph Vizzard - are described in more detail below.

Shareholders Committee Nominees are not members of the present board, and each Shareholders Committee Nominee is a citizen of the United States. None of the Shareholders Committee Nominees have been convicted in a criminal proceeding in the last ten years.

Each Shareholders Committee Nominee has consented in writing to being named as a nominee for election as a director in the proxy materials to be used in connection with the Special Meeting and, if elected, has consented to serving as a director. The Shareholders Committee is unaware of any reason why any Shareholders Committee Nominee, if elected, should be unable to serve as a director.

If elected, the Shareholders Committee Nominees currently intend to do the following as soon as possible pursuant

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to the Company's Articles of Incorporation, Bylaws and applicable law:

o Review all offers and sales of securities of the Company of shares of common stock registered on Form S-8 to determine whether the use of Form S-8 was available for such issuances, whether such offers and sales were in the best interests of the Company, and whether services obligated to be performed by certain consultants to the Company have been performed;


o Focus the Company's business on the development of resources under the three principal properties ((i)the "Silver Cup" mining properties in British Columbia, Canada(1), (ii) the Mets III mining property in British Columbia, Canada(1), and (iii) the Goljepas mining property near Salamanca, Spain) that the Company has the right to develop;


o Increase transparency of the Company to its shareholders, by disclosing material information regarding the Company, when required to do so under the securities laws and issuing press releases to keep the Company's holders of common stock abreast of current developments in the Company's business;

o Disclose all material events of the Company in its filings with the Securities and Exchange Commission; and

o Take a proactive approach to maximizing the value of the Company's shares of common stock.

Each Shareholders Committee Nominee has furnished the Shareholders Committee with information concerning his principal occupation for the proceeding five-year period, business addresses and other matters. Except as disclosed herein, (a) no Shareholders Committee Nominee has ever served as an officer, director or employee of the Company, (b) there are no arrangements or understandings between any Shareholders Committee Nominee and any other person pursuant to which that the Shareholders Committee Nominee was selected as a nominee to serve as a director of the Company or with respect to any future employment by the Company or any future transactions to which the Company or any of its affiliates will or may be a party and (c) no Shareholders Committee Nominee shall receive any form of compensation for serving in the capacity as a director of the Company.

No nominee of the Shareholders Committee, at any time during the fiscal year ended December 31, 2003, has been a director, officer or beneficial owner of more than 10% of a class of equity securities of the Company. Accordingly, pursuant to the requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, no nominee of the Shareholders Committee filed a Form 3, Form 4 or Form 5.

THE SHAREHOLDERS COMMITTEE NOMINEES

KEITH ROBERTSON, AGE 33

Mr. Robertson is currently the President and CEO of C3 Consultants, a privately held firm that focuses on helping companies acquire private funding for development, expansion and start-up capital. Prior to starting C3 Consultants in early 2004, Mr. Robertson worked as an investment executive for 10 years assisting clients with their investing needs in all areas of finance. During this period, Mr. Robertson was the President and Vice President of the Stock and Bond Club, which catered to educate investment executives on public companies presenting their backgrounds and reasons for investment.

_______
(1)The Shareholders Committee notes that the Company is not named of the owner of such property on the website of the British Columbia Ministry of Sustainable Resource Management. On January 20, 2005, the British Columbia Land, Title and Surveying Authority stated that the purchaser (in this case the Company), and not the Seller, of any property rights, has the duty to  report  ownership information  with  the  British  Columbia
Ministry  of  Sustainable   Resource Management. Based on information on the
website of the British Columbia Ministry of Sustainable Resource Management, the Shareholders Committee believes that the Company has failed to provide notice to the British Columbia Ministry of Sustainable Resource Management of its ownership status in such property despite holding title to such property.

  In addition, Mr. Robertson has served as the Director of Corporate Finance and member of the Board of Directors of Treasury International, Inc., a local, publicly traded company. In this role, he has made acquisition decisions, placed capital, and found sources of capital for development. The acquisition entailed land development, sporting goods manufacturing, and technology development. He also served as Chief Technology Officer for one of the brokerage companies, being responsible for a data, networking and computing areas of the entire office.



Mr. Robertson also serves as a Board Member of a non-profit organization for a local sports youth complex. This 60,000 square foot facility provides basketball, volleyball, sports instruction, and weight room facilities for the players.

Mr. Robertson was born and raised in the Spokane, Washington area. He attended the University of Washington and finished his studies at Eastern Washington University. He holds a BA in Finance and Economics and holds a number of securities and insurance licenses.

MICHAEL MAGRUDER, AGE 54

Mr. Magruder has been an instructor in the Seattle School District, of Seattle Washington, and has taught physical education and/or mathematics at four schools in the District since 1984. From 1978 to 1984, Mr. Magruder was a mathematics and physical education instructor for the Catholic Archdiocese of Seattle. Mr. Magruder received his BA in Education from Central Washington University and MS in Education from Antioch University. Mr. Magruder was a director of the Company from approximately August 4, 2004 until August 26, 2004.

On August 4, 2004, the Company filed a Form 8-K stating that Mr. Magruder is a director of the Company. On August 27, 2004, the Company filed a Form 8-K stating that Mr. Magruder had resigned as a director of the Company. Mr. resigned as a director of the Company on August 26, 2004. On October 15, 2004, the Company filed a Form 8-K stating that Mr. Magruder was never a director of the Company.

JAMES STEWART, AGE 74

Before retiring in 1998, Mr. Stewart worked for 25 years as an executive recruiter in the high tech industry.

SUE PEARCE, 58

Since 1995, Ms. Pearce has been employed as a jewelry broker for Pawn Ex-change. Prior to her employment with Pawn Ex-Change, Ms. Pearce worked for 25 years as an executive recruiter in the high tech industry. In addition she recently served on a committee reviewing the form of government for the City of Redmond, Washington.

JOSEPH VIZZARD, AGE 58

Since 1988, Dr. Joseph Vizzard has been a clinical psychologist in private practice. He has a Ph. D. in Clinical and Rehabilitation Psychology. In
1969, Dr. Vizzard  obtained his B.A.  Psychology from the University of San
Francisco. Subsequently,   in  1972,   Dr.   Vizzard   obtained  a  M.A.  in
Clinical and Rehabilitation Psychology, University of Portland, Portland, Oregon, in 1973, a Ph. D. in Clinical and Rehabilitation Psychology, University of Portland, Portland, Oregon.

COMMON STOCK OWNERSHIP OF THE SHAREHOLDER COMMITTEE NOMINEES

The following table sets forth the beneficial ownership, as of September 14, 2004 , of the Common Stock by each of the Shareholders Committee Nominees. Except as otherwise indicated below, all shares indicated are held with sole voting and disposition rights.

NAME AND CURRENT BUSINESS ADDRESS               NUMBER OF SHARES    PERCENT OF
                                                     OWNED          CLASS(1)(2)

KEITH ROBERTSON (3)                                     50,090            3.7%

Box 377
Colbert, Washington 99005

MICHAEL MAGRUDER                                           -0-            -0-%
400 23rd Ave.
Seattle, Washington 98122

JAMES STEWART                                           14,650            0.10%
9959 Lake Washington Blvd. NE, #1
Bellevue, Washington 98004

SUE PEARCE                                              14,000            0.10%
6227 146th Ave NE
Redmond, Washington 98052

JOSEPH VIZZARD                                          40,800            0.30%
11615 NE 144th Place
Kirkland, Washington 98034


(1) As of September 14, 2004, according to the Company's transfer agent, the Company had 13,895,991 shares of its common stock, $.001 par value per share, outstanding.


(2) As a member of the Shareholders Committee, the party is deemed to have beneficial ownership of all shares owned by members of the Shareholders Committee. The total number of shares beneficially held by the members of the Shareholders Committee is 4,799,500 representing 35.1 % of the class. See Exhibit A hereto for specific information regarding ownership of Company stock by members of the Shareholders Committee.

(3) Shares beneficially held and controlled by Mr. Robertson are held in the name "C3 Consultants," a sole proprietorship in the State of Washington. Mr. Robertson is the sole owner of C3 Consultants.

With respect to all securities of the Company purchased by nominees of the Shareholders Committee within the past two years, the following table states the dates on which such securities were purchased and the amount purchased.

NAME         DATE            NUMBER OF SHARES OF COMMON   PURCHASE PRICE
                                STOCK PURCHASED              PER SHARE

James Stewart
November 17, 2003                          4,800      $        1.25
March 3, 2004                              1,350      $        1.76
April 19, 2004                             5,000      $        1.00
April 29, 2004                             2,500      $        1.00
June 17, 2004                              1,000      $        0.54
TOTAL for James Stewart:                  14,650

Sue Pearce
November 20, 2003                          4,000      $        1.25
April 26, 2004                             2,500      $        0.90
April 27, 2004                             2,500      $        0.95
April 29, 2004                             2,500      $        0.95
April 29, 2004                             1,700      $        0.98
TOTAL for Sue Pearce:                     12,900

Joseph Vizzard
March 3, 2004                              2,500      $        1.74
March 3, 2004                              2,500      $        1.74

March 3, 2004                                500      $        1.75
March 3, 2004                              1,300      $        1.76
April 29, 2004                             3,000      $        0.91
April 29, 2004                             3,000      $        1.00
May 3, 2004                                6,000      $        0.95
May 4, 2004                                6,000      $        0.93
May 5, 2004                                  300      $        1.01
May 5, 2004                                6,000      $        0.92
May 6, 2004                                4,000      $        1.00
May 10, 2004                               2,000      $        1.00
May 11, 2004                               2,500      $        0.98
May 25, 2004                               1,000      $        1.00
TOTAL for Joseph Vizzard                  40,600

Keith Robertson (1)
May 17, 2004                               2,500      $        1.00
May 17, 2004                               2,500      $        1.00
May 17, 2004                               2,500      $        1.00
May 18, 2004                                 500      $        1.03
May 18, 2004                                 500      $        1.03
May 18, 2004                                 500      $        1.03
May 18, 2004                               1,000      $        1.03
May 19, 2004                               1,000      $        1.03
May 19, 2004                               1,000      $        1.03
May 19, 2004                               2,000      $        1.03
May 19, 2004                               1,500      $        1.04
May 19, 2004                               1,000      $        1.04
May 19, 2004                               1,000      $        1.04
May 19, 2004                               1,000      $        1.04
May 19, 2004                               1,000      $        1.04
May 19, 2004                               2,000      $        1.03
May 20, 2004                               1,000      $        1.00
May 20, 2004                               1,000      $        1.00
May 20, 2004                               2,500      $        1.01
May 20, 2004                               2,500      $        1.01
May 20, 2004                               5,000      $        1.01
May 24, 2004                               1,000      $        1.00
May 24, 2004                               5,000      $        1.00
i    May 24, 2004                            500      $        1.00
May 24, 2004                               2,000      $        1.00
May 24, 2004                               1,400      $        1.00
May 24, 2004                               1,600      $        1.00
May 26, 2004                                 250      $        1.01
May 26, 2004                               2,000      $        1.00
May 26, 2004                               2,500      $        1.00
May 26, 2004                               2,500      $        0.95
May 26, 2004                               2,500      $        0.95
May 26, 2004                                 300      $        1.01
May 26, 2004                               2,200      $        1.01
May 26, 2004                               2,000      $        1.01
May 26, 2004                                 500      $        1.01
May 26, 2004                               1,000      $        1.01
May 27, 2004                                 500      $        1.01
May 27, 2004                               2,500      $        1.01
May 27, 2004                               2,500      $        1.01
May 27, 2004                               2,000      $        1.01

June 2, 2004                               3,500      $        0.90
June 2, 2004                               2,500      $        0.95
June 2, 2004                                 500      $        0.99
June 2, 2004                                 500      $        0.99
June 2, 2004                                 500      $        0.99
June 3, 2004                                 200      $        0.99
June 4, 2004                               6,000      $        0.99
June 4, 2004                                 200      $        0.99
July 1, 2004                                 225      $        0.52
July 7, 2004                                 200      $        0.57
July 8, 2004                                  15      $        0.54
TOTAL for Keith Robertson
                                          82,590      $   82,963.31

With respect to all securities of the Company sold by nominees of the Shareholders Committee within the past two years, the following table states the dates on which such securities were sold and the amount purchased.


NAME              DATE        NUMBER OF SHARES OF COMMON          PRICE
                                  STOCK SOLD                   PER SHARE

Keith Robertson
May 19, 2004                                  1,500       $        0.98
May 19, 2004                                  2,500       $        0.98
May 20, 2004                                  2,500       $        0.97
May 27, 2004                                  2,000       $        0.99
July 1, 2004                                  2,500       $        0.54
July 1, 2004                                  2,500       $        0.52
July 1, 2004                                  2,500       $        0.52
July 2, 2004                                  2,500       $        0.51
July 2, 2004                                  2,500       $        0.51
July 9, 2004                                    500       $        0.53
August 9, 2004                                7,500       $        0.39
August 9, 2004                                3,500       $        0.39
TOTAL for Keith Robertson                    32,500       $   19,162.57

(1) Shares beneficially held and controlled by Mr. Robertson are held in the name "C3 Consultants," a sole proprietorship in the State of Washington. Mr. Robertson is the sole owner of C3 Consultants.

ADDITIONAL INFORMATION REGARDING THE SHAREHOLDERS COMMITTEE NOMINEES

No Shareholders Committee Nominee has any family relationships with any executive officer or director of the Company or each other, or has been involved in any legal proceedings of the type required to be disclosed by the rules governing this solicitation. No Shareholders Committee Nominee is currently, or has been, involved in any business relationship with the Company or any of its affiliates. No Shareholders Committee Nominee has been indebted to the Company or any of its affiliates.

                                IV. OTHER MATTERS


No business may be transacted at the Special Meeting, other than the matters described in the Notice of Special Meeting of Shareholders sent to the Company's shareholders on _____________, 2005.


                            V. ADDITIONAL INFORMATION

VOTING


The record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting has been fixed the close of business on __________, 2005. According to the Company's transfer agent, as of
_______________, 2005 the Company had outstanding 13,895,991 shares of common stock.

You may vote FOR, AGAINST or ABSTAIN with respect to our proposal to remove two of the three current members of the Board of Directors. You may vote FOR ALL of the Shareholder Committee Nominees or you may WITHHOLD AUTHORITY FOR ALL, you may also withhold authority for any individual Shareholder Committee Nominee. Each share of Common Stock is entitled to one vote. In the election of directors, each shareholder has the right to vote the number of shares owned by such shareholder for as many persons as there are directors to be elected. Shareholders do not have the right to cumulate votes.

The proxy holder identified in the proxy card accompanying this Proxy Statement will vote all proxy cards in accordance with the instructions contained in the proxy card and, if no choice is specified, shares represented by the enclosed proxy card will be voted FOR the removal of two of the three current directors of the Company and FOR election of the Shareholders Committee Nominees as directors of the Company.


DISSENTERS' RIGHTS

The Company's shareholders have no dissenters' rights under the General Corporation Law of the State of Nevada in connection with the transaction contemplated herein.

REVOCABILITY OF PROXIES

Any person giving a proxy card in the form accompanying this Proxy Statement has the power to revoke it at any time before its exercise. It may be revoked by filing with the Shareholder Committee an instrument of revocation or a duly executed proxy bearing a later date. It also may be revoked by furnishing the Company a later-dated proxy or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not itself revoke a proxy.

SOLICITATION

These proxies are being solicited by the Shareholders Committee and the Shareholders Committee Nominees. Under applicable regulations of the Securities and Exchange Commission, each member of the Shareholder Committee and each of the Shareholders Committee Nominees is deemed to be a "participant" in the Shareholder Committee's solicitation of proxies in connection with the Special Meeting. Information concerning the Shareholders Committee members, including the addresses and share ownership, is set forth on Exhibit A attached hereto. Each of the Shareholders Committee Nominees' business address is c/o The Goldtech Mining Corporation Shareholders Protective Committee c/o Box 377, Colbert, Washington 99005.

Copies of solicitation material will be furnished without charge to banks, brokerage houses, fiduciaries and custodians holding in their name shares of common stock beneficially owned by others to forward to such beneficial owners. The solicitation of proxies will be made by the use of the mails, facsimiles, telephone calls, e-mail and other types of oral solicitation with certain shareholders or their representatives by the Shareholders Committee, who will receive no additional compensation therefor. Michael Young & Associates has been retained to help the Shareholders Committee solicit proxies.

The Shareholders Committee will bear the entire cost of this solicitation. Although no precise estimate can be made at the present time, we currently estimate that the total expenditures relating to the proxy solicitation incurred by the Shareholders Committee will be approximately $20,000, of which approximately $5,000 has been spent to date. The Shareholders Committee currently intends to seek reimbursement from the Company for the costs incurred in connection with the solicitation of shareholders. The question of such reimbursement will not be submitted to a vote of shareholders. The Shareholders Committee Nominees may incur incidental expenses if they meet in person or by telephone with shareholders, which the Shareholders Committee may or may not be asked to reimburse.

The Goldtech Special Meeting is to be held , 2005. To support the Shareholders Committee Nominees, you must sign, date and return the enclosed proxy card in the envelope provided.


Even if you have already returned a proxy card to management, you have every right to revoke your earlier vote by signing, dating and mailing a proxy card today.

PLEASE INDICATE YOUR SUPPORT FOR THE SHAREHOLDERS COMMITTEE'S NOMINEES BY COMPLETING, SIGNING AND DATING THE ENCLOSED WHITE PROXY CARD AND RETURNING IT PROMPTLY IN THE ENCLOSED ENVELOPE.

               LET'S MAKE THE SHAREHOLDERS A PRIORITY AT GOLDTECH!
                SUPPORT OUR EFFORTS TO ENHANCE SHAREHOLDER VALUE.
                       VOTE THE ENCLOSED PROXY CARD TODAY!

If you have any questions about the issues raised in this proxy contest, or for immediate assistance in voting your shares, please contact: Keith Robertson, representative for the Shareholders Committee, Box 377, Colbert, Washington 99005, telephone (509) 993-7928.

                                    EXHIBIT A

                       INFORMATION ABOUT THE PARTICIPANTS
                         IN THIS SOLICITATION OF PROXIES

                                                         NUMBER OF    PERCENT OF
   NAME AND ADDRESS                                      SHARES OWNED  CLASS (1)

Joe Cunningham
410 East Island Highway
Parksville, British Columbia Canada V9P 2G4                300, 000
                                                                           2.2%

Upinder & Praveen Dhinsa
C/o American Harvest Financial Group
1075 Bellevue Way NE, #188
Bellevue, WA98004                                            25,000
                                                                            .2%

Tolan Furusho
2200 112th Avenue NE, #200
Bellevue, WA 98004                                          150,000
                                                                           1.1%

Richard Granieri
2982 SE Bristol Street, #209
Newport Beach, CA 92660                                     175,000
                                                                           1.3%

George Manos
2028 Ralston Court
Florence, SC 29505                                          100,000
                                                                            .72%

Henry Martins
3107 Swallow Place
Abbotsford, British Columbia V2T 5K9                        125,000
                                                                            .9%

Peter Matsousek
#237 - 2870 NE Hogan #E
Gresham, OR 97030                                            30,000
                                                                            .22%

Morgan Stewart
1055 Seymour Street
Vancouver, British Columbia                                 766,000
                                                                           5.5%

Goldtech Mining Corporation, a Washington corporation
c/o Tolan Furusho
2200 112th Avenue NE, #200
Bellevue, WA 98004
                                                            63,500
                                                                           .46%

Media Marketing Systems                                     225,000        1.6%
c/o Henning Buch
881 Sinclair Street
West Vancouver, BC
V7VW1 Canada


PRKA Investments                                            225,000        1.8%
c/o Henry Mieszkalski
212 - 1870 Southmere Cres. E.
Surrey, BC
V4A 7A3 Canada

Aeromart Trade Systems                                      375,000        2.7%
c/o Duncan McGregor
Golden Gate Marketing
800 - 15355 24th Ave. #521
White Rock, BC
V4A 249


Grand Rainier Investments                                   255,000        1.8%
881 Sinclair Street
West Vancouver, B.C.
V7V 3W1 Canada


Kyber Resources                                             375,000        2.7%
c/o Duncan McGregor
Golden Gate Marketing
800 - 15355 24th Ave. #521
White Rock, BC
V4A 249


Media Spark Technologies                                    375,000        2.7%
c/o Richard Granieri
2082 SE Bristol, #209
Newport Beach, CA 92660


Mount Access Technologies                                   375,000        2.7%
c/o Georgia Parker
15621 185th Ave. NE
Woodinville, WA 98072

Plato Agency & Associates                                   375,000        2.7%
c/o Henry Mieszkalski
212 - 1870 Southmere Cres. E.
Surrey, BC
V4A 7A3 Canada



Big Blue & Associates                                       375,000        2.7%
3735 Mallard Pl.
Nanoose, B.C.
V9P 9H1 Cananda


Keith Robertson (2)                                          50,090         .4%



Sue L. Pearce                                                12,900        0.09%
6227 146th Ave NE
Redmond, WA 98052

Joseph S. Vizzard                                            40,600        0.3%
12515 Bel Red Road
Suite 101
Bellevue, WA 98005

James Stewart                                                14,650        0.1%
9959 Lake Washington
Blvd. NE #1 Bellevue, WA 98006
TOTAL                                                     4,832,740       34.9%


(2) Shares beneficially held and controlled by Mr. Robertson are held in the name "C3 Consultants," a sole proprietorship in the State of Washington. Mr. Robertson is the sole owner of C3 Consultants.



(1) On the Record Date, according to the Company's transfer agent, the Company had 13,895,991 shares of its common stock, $.001 par value per share, outstanding.

                                      PROXY

    THIS PROXY IS SOLICITED BY THE GOLDTECH SHAREHOLDER PROTECTIVE COMMITTEE
       (THE "SHAREHOLDER COMMITTEE") AND NOT BY THE BOARD OF DIRECTORS OF
                           GOLDTECH MINING CORPORATION

                         SPECIAL MEETING OF SHAREHOLDERS


The undersigned hereby appoints Keith Robertson and Tolan Furusho, each or any of them with full power of substitution, as Proxy for the undersigned to vote all shares of common stock, $.001 par value per share, of Goldtech Mining Corporation, a Nevada corporation (the "Company"), which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on _____________, 2005, at 10:00 a.m. (local time) or any adjournment(s) or postponement(s) thereof (the "Special Meeting"), as follows:


The Shareholder Committee Recommends a Vote FOR Proposals 1 and 2.


1. REMOVAL OF TRACY KROEKER AND RALPH JORDAN AS DIRECTORS OF THE COMPANY


                         FOR [ ] AGAINST [ ] ABSTAIN [ ]

2. ELECTION OF DIRECTORS TO THE COMPANY'S BOARD OF DIRECTORS UNTIL THE NEXT ANNUAL MEETING OF THE SHAREHOLDERS OR UNTIL THE ELECTION AND QUALIFICATION OF EACH OF THEIR RESPECTIVE SUCCESSORS


                     THE SHAREHOLDER COMMITTEE NOMINEES ARE:

                KEITH ROBERTSON, MICHAEL MAGRUDER, JAMES STEWART,
                          SUE PIERCE AND JOSEPH VIZZARD

                   FOR ALL [ ] WITHHOLD AUTHORITY FOR ALL [ ]

(AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE(S) MAY BE WITHHELD BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME(S) OF SUCH NOMINEE(S).)

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned.

If properly executed, this proxy will be voted as directed above. If no direction is given, this proxy will be voted FOR the removal of all current directors of the Company and FOR the election of all Shareholder Committee Nominees.



Dated:  ________________, 2005          Shares owned:
                                                     ----------------------


Signature:  _________________________  Signature:  _________________________
Name: _____________________________     Name: ______________________________
Title (if applicable):  ____________ Title (if applicable):  __________________


THE SIGNATURE(S) ABOVE SHOULD AGREE WITH THE NAME(S) SHOWN ON THIS PROXY. WHERE STOCK IS OWNED BY MORE THAN ONE PERSON, ALL OWNERS SHOULD SIGN THE PROXY.

1 The Shareholders Committee notes that the Company is not named of the owner of such property on the website of the British Columbia Ministry of Sustainable Resource Management. On January 20, 2005, the British Columbia Land, Title and Surveying Authority stated that the purchaser (in this case the Company), and not the Seller, of any property rights, has the duty to report ownership information with the British Columbia Ministry of Sustainable Resource Management. Based on information on the website of the British Columbia Ministry of Sustainable Resource Management, the Shareholders Committee believes that the Company has failed to provide notice to the British Columbia Ministry of Sustainable Resource Management of its ownership status in such property despite holding title to such property.